Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one) [ ] Item 11A [x] Item 11B [ ] Item 12A   [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Cowen and Company, LLC		SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) 7616	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 599 Lexington Ave. New York, NY 10022		Effective Date MM DD YYYY 03 /29 /2018	Effective Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /
Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary. Cowen and Company, LLC provides execution, trading, custody, clearing and settlement services to the applicant			

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one) [] Item 11A [x] Item 11B [ ] Item 12A   [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name ATM Execution LLC	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) 122529	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 599 Lexington Ave. New York, NY 10022	Effective Date MM DD YYYY 03 /29 /2018	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

ATM provides execution services via trading algorithms to the applicant as well as sources stock borrow from it's affiliate to conduct arranged financing.

Section IV	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one) [] Item 11A [x] Item 11B [ ] Item 12A   [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Bank of New York Mellon		SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) UIC: HPFHU0OQ28E4N0NFVK49	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 240 Greenwich Street 4th Floor New York, NY 10286		Effective Date MM DD YYYY 11 /15 /2018	Effective Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /
Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary. Third party custodian for swap collateral			